Exhibit 99.1

STAK Inc. Announces Pricing of Initial Public Offering

CHANGZHOU, China, Feb. 25, 2025 /PRNewswire/ — STAK Inc. (the “Company” or “STAK”), a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specialized production and maintenance equipment, today announced the pricing of its initial public offering (the “Offering”) of 1,250,000 ordinary shares at a public offering price of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on February 26, 2025, under the ticker symbol “STAK.” The Offering is expected to close on or about February 27, 2025, subject to the satisfaction of customary closing conditions.

The Company expects to receive aggregate gross proceeds of US$5 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares, representing 15% of the ordinary shares sold in the Offering, at the public offering price less underwriting discounts.

The Offering is being conducted on a firm commitment basis. Kingswood Capital Partners, LLC is acting as the representative of the underwriter.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (the “SEC”) (File Number: 333-283258), as amended, and was declared effective by the SEC on February 25, 2025. The Offering is being made only by means of a prospectus forming a part of the registration statement. Copies of the prospectus relating to the Offering may be obtained, when available, from Kingswood Capital Partners, LLC at 7280 W Palmetto Park Rd., Suite 301, Boca Raton, FL 33433, or via email at bherman@kingswoodus.com, or telephone at (561) 961-0505. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the registration statement and the preliminary prospectus contained therein and the final prospectus, when available, and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About STAK Inc.

STAK Inc. is a fast-growing company specializing in the research, development, manufacturing, and sale of oilfield-specific production and maintenance equipment. The Company designs and manufactures oilfield-specialized production and maintenance equipment, then collaborates with qualified specialized vehicle manufacturing companies to integrate the equipment onto vehicle chassis, producing specialized oilfield vehicles for sale. Additionally, the Company sells oilfield-specialized equipment components, related products, and provides automation solutions. Its vision is to help oilfield services companies reduce costs and increase efficiency by providing the cutting-edge integrated oilfield equipment and automation solutions service. Its mission is to become a powerful provider for the niche markets of specialized oilfield vehicles and equipment in China. For more information, please visit the Company’s website at https://www.stakindustry.com/ir/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

STAK Inc.

Investor Relations Department

Email: ir@stakindustry.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com